12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

September 12, 2017

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:    CarMax, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2017
Form 10-Q for the Period Ended May 31, 2017
Filed April 21, 2017 and July 7, 2017
File No. 1-31420

Dear Mr. Thompson:

The purpose of this letter is to respond to your letter dated August 15, 2017, to Mr. Thomas W. Reedy, Executive Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filings. Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our responses appear below in normal typeface.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 6. Selected Financial Data, pages 21

1.
We note your disclosure of gross profit and gross profit per unit here and in Management’s Discussion and Analysis of Financial Condition and Results of Operations. It appears you exclude depreciation and amortization from cost of goods sold. If so, please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Additionally, please revise your presentation to disclose that the measures are non-GAAP financial measures and why management believes the non-GAAP measures provide useful information to investors. Please refer to Item 10(e) of

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

Regulation S-K. Please note that this comment also applies to earnings releases filed under Item 2.02 on Form 8-K.

We disclose in Note 2(P) to our consolidated financial statements in our Form 10-K for the fiscal year ended February 28, 2017 that cost of sales includes the cost to acquire vehicles and the reconditioning and transportation costs associated with preparing the vehicles for resale, as well as payroll, fringe benefits and parts, labor and overhead costs associated with reconditioning and vehicle repair services.

Vehicle reconditioning and repair services are performed at our retail locations. These locations, while not uniform in design, include property and equipment related to the selling of retail products, such as a showroom and business office; a service department; and equipment used to perform service-related functions. The service department is a multi-functional space with a portion of the capacity used to perform vehicle reconditioning and retail service work; however, it is also used for selling activities. For example, wholesale auctions and customer vehicle appraisals often occur in this space. The specific use of the service department can vary, both from store-to-store and week-to-week, based on factors such as seasonality, vehicle appraisal traffic, customer demand, and the frequency of wholesale auctions. We have concluded that the store-related property and equipment depreciation that should be considered for an allocation to gross profit relates only to the service department and the related service equipment, to the extent that it is directly related to bringing our inventory to its saleable condition or providing a revenue-generating service. The depreciation associated with the store building space and equipment related to the selling of retail products is a selling expense.

We have concluded that such allocation of depreciation expense to cost of sales would be immaterial, both quantitatively and qualitatively. Consequently, our current policy is to report depreciation and amortization expense in selling, general and administrative (“SG&A”) expenses. We will periodically review our conclusion and will update this policy if such amounts become material or we believe it is meaningful to the reader to include such amounts in our measurement of cost of sales. Because any allocation of depreciation expense to cost of sales would be immaterial, we believe that our measurement of gross profit is in accordance with GAAP and that the presentation of gross profit and gross profit per unit in our Selected Financial Data table and in the Management Discussion and Analysis section does not result in the presentation of a non-GAAP measure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 24

2.
It appears that the uncertainties associated with the methods, assumptions and estimates underlying your measurement of the allowance for loan losses have a material impact on reported financial condition and operating performance and on the comparability of loan losses over different periods. As such, please tell us your consideration of disclosing the allowance for loan losses as a critical accounting

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

estimate Please note such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance and should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to SEC Release 34-48960, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

We have disclosed the allowance for loan losses as a critical accounting estimate by including a paragraph under “Critical Accounting Policies—Financing and Securitization Transactions” on page 24 of the Company’s Form 10-K for the fiscal year ended February 28, 2017. In order to provide greater insight into the quality and variability of information regarding financial condition and operating performance and to present the Company’s analysis of the uncertainties involved in applying this principle at a given time or the variability that is reasonably likely to result from its application over time, in future filings, beginning with our next Form 10-Q filing, the Company will revise the disclosure of the allowance for loan losses so that it is a separately captioned critical accounting policy, stating:

Allowance for Loan Losses

The allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date. Such losses are expected to become evident during the following 12 months.  Because net loss performance can vary substantially over time, estimating net losses requires assumptions about matters that are uncertain.

The allowance for loan losses is estimated using a combination of analytical models and management judgment. These models are primarily based on the composition of the portfolio of managed receivables (including month of origination and actual prior performance of the receivables), historical loss trends and forecasted forward loss curves.  For receivables that have less than 12 months of performance history, the estimate also takes into account the credit grades of the receivables and historical losses by credit grade to supplement actual loss data in estimating future performance. Once the receivables have 12 months of performance history, the estimate reflects actual loss experience of those receivables to date along with forward loss curves to predict future performance. The forward loss curves are constructed using historical performance data and show the average timing of losses over the course of a receivable’s life.

Estimates from these models rely on historical performance information and may not fully reflect losses inherent in the present portfolio. Therefore, management also considers recent trends in delinquencies and defaults, recovery rates and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models.  In addition, management periodically considers whether the use of additional metrics would result in improved model performance and revises the models when appropriate.

Determining the appropriateness of the allowance for loan losses requires management to exercise judgment about matters that are inherently uncertain, including the timing and distribution of net losses that could materially affect the allowance for loan losses and, therefore, net income. To the extent that actual performance differs from our estimates, additional provision for credit losses may

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

be required that would reduce net income. A 10% change in the estimated loss rates would have changed the allowance for loan losses by approximately $12 million as of February 28, 2017.

See Notes 2(H) and 4 for additional information on the allowance for loan losses.

3.
You disclose net credit losses on managed receivables of $121.9 million for the year ended February 28, 2017 compared to your estimate of the allowance for loan losses of $94.9 as of February 29, 2016. Please tell us how the higher than expected loss rates and lower than expected recovery rates impact your future estimates of the allowance for loan losses and the timing of when those adjustments are made. In addition, please provide us with a schedule summarizing net credit losses for each of the last five years as compared to your allowance for loan losses at the previous fiscal year-end for each major credit grade and comparing the allowance for loan losses to total managed loans receivables and total past due loans receivable.

As disclosed under “Critical Accounting Policies—Financing and Securitization Transactions” on page 24 of the Company’s Form 10-K for the fiscal year ended February 28, 2017, the allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and anticipated to occur during the following 12 months. The estimate is primarily based on the credit quality of the underlying receivables, historical loss trends and forecasted forward loss curves, including recent performance of the portfolio of managed receivables. To the extent that, as of the applicable reporting date, recent charge-off rates were higher than expected or recent recovery rates were lower than expected, the estimate of net losses anticipated to occur during the following 12 months would have reflected these recent performance trends. For example, during the first quarter of fiscal 2017, recent performance trends indicated higher than expected net losses and, as a result, the allowance for loan losses increased accordingly. At that time, management also considered whether refinement of the methodology used in estimating the allowance for loan losses was necessary and ultimately made adjustments to weight more recent performance data more heavily in order to better capture the recent performance trend. Higher charge-offs and lower recovery rates can impact the current period provision for loan losses in two ways: 1) higher charge-offs and lower recovery rates can cause the provision to increase to account for the worse performance in the current period and 2) they can also increase the provision by causing reserve increases to account for expected increases in charge-offs in future periods.

The estimate of the allowance for loan losses is made on a portfolio basis, not by major credit grade, and therefore there is no separate allowance for loan losses for each major credit grade. Major credit grades are not considered by management in estimating the expected losses for receivables that have at least 12 months of performance history because, in our experience, actual performance history of a group of receivables is a better estimate of the future performance of those receivables than credit grade. For receivables that have less than 12 months of performance history, the estimate also takes into account the credit grades of the receivables and historical losses by credit grade to supplement actual loss data in estimating future performance. Because the allowance for loan losses is not estimated by credit grade, we have not provided actual net credit loss information by credit grade.

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

Once the receivables have 12 months of performance history, the estimate reflects actual loss experience of those receivables to date along with forward loss curves to predict future performance. The forward loss curves are constructed using historical performance data and show the average timing of losses over the course of a receivable’s life. Currently, the actual performance period used is the past 12 months. We believe that our use of 12 months of performance balances stability and responsiveness. The estimate will not react strongly to individual aberrant months, but it will adjust to reflect persistent changes (including any recent increase in charge-off frequency or decrease in recovery rates). Management periodically considers whether the use of additional metrics would improve the estimate and makes revisions to this process when appropriate.

The table below shows, for recent fiscal years, (a) the percentage of accounts that were at least 31 days past due, expressed as a percentage of managed receivables at the end of the fiscal year, (b) the allowance for loan losses, expressed as a percentage of managed receivables at the end of the fiscal year, and (c) net credit losses experienced during the following fiscal year, expressed as a percentage of average managed receivables for that fiscal year.

	Past due accounts as of the end of the fiscal year	Allowance for loan losses as of the end of the fiscal year	Net credit losses for the following fiscal year
FY12 (fiscal year ending February 29, 2012)	2.34%	0.87%	0.78%
FY13 (fiscal year ending February 28, 2013)	2.60%	0.97%	0.90%
FY14 (fiscal year ending February 28, 2014)	2.58%	0.97%	0.90%
FY15 (fiscal year ending February 28, 2015)	2.62%	0.97%	0.97%
FY16 (fiscal year ending February 29, 2016)	2.74%	0.99%	1.20%
FY17 (fiscal year ending February 28, 2017)	3.10%	1.16%	N/A

Consolidated Statements of Earnings, page 40

4.
Please tell us your how your presentation of gross profit on the face of the statement of earnings complies with the guidance in ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Item 10(e)(1)(ii)(C) of Regulation S-K. In this regard, it appears you exclude depreciation and amortization from gross profit and include such amounts in selling, general and administrative expenses. If so, please revise to either: (a) include an appropriate allocation of depreciation and amortization to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to ASC 225-10-S99-8. See also Item 302(a) of Regulation S-K.

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

As discussed in our response to comment 1, cost of sales includes those costs that are related to preparing vehicles for retail sale or for providing repair services to customers. The property and equipment that are used in these processes include reconditioning and service-related equipment as well as portions of the related buildings. We have concluded that any allocation of depreciation expense to cost of sales would be immaterial, both quantitatively and qualitatively. Consequently, our current policy is to report depreciation and amortization expense in SG&A expenses. We believe that our measurements of cost of sales and gross profit comply with the provisions of ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Item 10(e)(1)(ii)(C) of Regulation S-K. We will periodically review our conclusion and will update this policy if such amounts become material to our consolidated financial statements or we believe it is meaningful to the reader to include such amounts in our measurement of cost of sales.

18. Selected Quarterly Financial Data (Unaudited)

5.	Please revise your presentation in future filings to ensure gross profit presented is determined pursuant to Item 302(A)(1).

As discussed in our response to comments 1 and 4, we believe that our measurements of cost of sales and gross profit comply with the provisions of ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Items 10(e)(1)(ii)(C) and 302(a)(1) of Regulation S-K. We will periodically review the amount of depreciation related to assets used in the reconditioning and retail service processes and will update our presentation of selected quarterly financial data consistent with any changes to our consolidated financial statements.

Form 10-Q for the Quarterly Period Ended May 31, 2017

Recent Accounting Pronouncements, page 9

6.	Please tell us if the adoption of ASU 2016-09 resulted in a cumulative-effect adjustment to equity and, if so, the amount thereof.

The adoption of ASU 2016-09 issued by the Financial Accounting Standards Board did not result in any cumulative-effect adjustment to equity.

* * * * *

Mr. William H. Thompson
United States Securities and Exchange Commission
September 12, 2017

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x4586.

Very truly yours,

/s/ Thomas W. Reedy

CarMax, Inc.
Thomas W. Reedy
Executive Vice President and
Chief Financial Officer

cc:    William D. Nash,
President and Chief Executive Officer

Eric M. Margolin,
Executive Vice President,
General Counsel and Secretary